

13031634

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67376

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIDS Trading, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Broadway, Suite 1603
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Purwin (212) 223-5004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/15

OATH OR AFFIRMATION

I, Timothy J. Mahoney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIDS Trading, L.P., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ZOË NORINSKY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01NO6172830
Qualified in New York County
My Commission Expires August 20, 2015

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

BIDS TRADING, L.P.

December 31, 2012

BIDS TRADING, L.P.

TABLE OF CONTENTS



Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
BIDS Trading, L.P.

We have audited the accompanying statement of financial condition of BIDS Trading, L.P. (the "Company") as of December 31, 2012 and the related notes to the financial statement.

Management's responsibility for the financial statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BIDS Trading, L.P. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 27, 2013

BIDS TRADING, L.P.
Statement of Financial Condition
December 31, 2012

ASSETS	
Cash	$ 6,517,931
Receivable from brokers and dealers	3,184,754
Other assets	643,544
Total assets	$ 10,346,229
LIABILITIES AND PARTNERS' CAPITAL	
LIABILITIES	
Accounts payable	$ 773,514
Due to affiliate	621,489
Due to Parent	308,351
Accrued employee compensation and benefits	1,321,803
Other liabilities and accrued expenses	236,780
Total liabilities	3,261,937
PARTNERS' CAPITAL	
General partner	1
Limited partner	7,084,291
Total partners' capital	7,084,292
Total liabilities and partners' capital	$ 10,346,229

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

BIDS Trading, L.P. (the "Company") was formed as a Delaware Limited Partnership on June 14, 2006. The Company is an agency broker/dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is owned by BIDS Holdings, L.P. (the "Parent") and BIDS Holdings, G.P., LLC. The Parent is owned by 11 broker/dealers or their affiliates (the "Broker/Dealer Owners"), NYSE Euronext Inc. and Bloomberg LLP. The Broker/Dealer Owners execute trades on which the company earns brokerage transaction fees. The Parent has developed a proprietary alternative trading system (the "ATS") which is used by the Company to facilitate the execution of equity securities trades. The ATS facilitates trading between the buy-side and sell-side entities seeking to complete large block orders and generates brokerage transaction fees for the Company for facilitating such transactions.

BIDS Trading Technologies, Ltd. ("BIDS Canada"), a Canadian corporation registered in the Province of British Columbia, is a wholly owned subsidiary of the Parent and is an affiliate of the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of this financial statement, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statement. Actual results could differ from those estimates.

Income Taxes

As a partnership, the Company is not subject to U.S. Federal, state and local income taxes. In general, each partner is individually liable for income taxes, if any, on its share of the Company's net taxable income. The Company is subject to the New York City Unincorporated Business Tax ("UBT").

Income taxes are provided under the provisions of ASC Section 740, Income Taxes. Any net loss carryover will result in a deferred tax asset, which will be available to offset against future profits, if and when they arise. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

For the year ended December 31, 2012, the Company had no uncertain tax positions, therefore no provision for income tax is required in the Company's financial statement. The following are the major tax jurisdictions for the Company and the earliest tax year subject to examination: United States - 2008, New York State - 2008, New York City - 2008.

3. LIQUIDITY

Prior to 2012, the Company has incurred net losses since its inception in 2006, primarily due to costs associated with building and maintaining the Company's software platform and running its daily business activities. The Company had net income of $1,509,890 for the year-ended December 31, 2012. The Company's operating plan for 2013 maintains the Company generating net income. While the Company's

cash usage plan for 2013 year end does not currently contemplate taking additional actions to reduce the use of cash, the Company could, if necessary, delay or forego certain discretionary expenditures in order to enable the Company to have sufficient cash on hand through the end of fiscal 2013. In addition, the Company's Parent raised $2,500,000 of additional capital from a new investor and believes that it will have adequate liquidity to finance its operations until at least the end of its fiscal year (ending December 31, 2013).

4. VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments, including receivables from brokers and dealers and accounts payable, approximates the carrying value due to their short term nature.

5. RECEIVABLE FROM BROKERS AND DEALERS

Receivable from brokers and dealers represents amounts of $101,564 on deposit with the Company's clearing broker and brokerage transaction fees receivable of $3,083,190. In accordance with the clearing agreement, the clearing broker has the right to charge the Company for certain losses that result from the Company or a counterparty's failure to fulfill certain contractual obligations.

6. EMPLOYEE BENEFIT PLAN

The Company's employees participate in a 401(k) profit sharing plan (the "Plan") sponsored by the Parent, which covers substantially all of the employees in the Company. The cost of administering the Plan is borne by the employees, the Company has no obligation relating to the Plan.

7. COMMITMENTS AND CONTINGENCIES

ASC Section 460, Guarantees, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects risk of loss to be remote.

The Parent is a party to a lease agreement for office space. Costs for this commitment are allocated to the Company based on usage.

The Company is subject to credit risk should the broker/dealers be unable to pay the amount receivable as reflected on the statement of financial condition. However, the Company does not anticipate non-performance by these counterparties.

The Company maintains its cash primarily with one financial institution which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.

8. RELATED PARTY TRANSACTIONS

The Company has entered into a services and expense agreement (the "Agreement") dated December 15, 2006 with its Parent. In connection with the Agreement, the Company may reimburse its Parent for certain expenses paid by the Parent on behalf of the Company. The Agreement also allows the Parent to waive reimbursement of these expenses and therefore recognize them as additional capital contribution by the Parent to the Company.

On April 1, 2011, the Agreement was revised to include a monthly service fee, as well as a monthly license fee, in addition to the ability to continue acting as paymaster for certain expenses.

On January 1, 2011, the Company entered into an additional services and expense agreement (the "Reverse Agreement") which allows Parent to reimburse the Company for certain expenses paid by the Company on behalf of the Parent. The Reverse Agreement also allows the right of offset of any expenses against any amount owed by the Parent to the Company.

The Company has entered into an intercompany agreement with BIDS Canada who provides development, support and other services in connection with the ongoing support of the ATS. BIDS Canada charges the Company for its incurred costs plus an agreed upon mark-up for tax purposes.

The Company had the following balances and transactions with its Broker/Dealer Owners, NYSE Euronext, Inc., Bloomberg, L.P. and BIDS Canada as of and for the year ended December 31, 2012:

Cash	$ 6,517,932
Receivable from brokers and dealers	2,110,277
Other assets	397,790
Accounts payable	434,068
Due to affiliate	621,489

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2012, the Company had Net Capital of $3,357,558, which was $3,140,095 in excess of the amount required of $217,463. The ratio of aggregate indebtedness to net capital was .97 to 1.

The Company maintains a proprietary account with the clearing broker with a deposit for errors, accommodations and sundry expense purposes. The Company does not trade for its own account. This account is considered an allowable asset in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, that the clearing broker perform a computation of the proprietary account similar to the customer reserve computation set forth in Rule 15c3-3.

10. INCOME TAXES

At December 31, 2012, the Company had a UBT net loss carryover of $31,909,391. The net loss carryover results in a deferred tax asset of $1,276,376 which will be available for offset against future profits, if and when they arise. At the present time, the Company believes it is more likely than not that the deferred tax asset will not be recognized. Accordingly, the Company has provided a full valuation allowance against its deferred tax asset and no deferred tax asset has been reflected in the financial statement. The UBT net loss carryovers will begin to expire in the year 2026.

11. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statement through the date the financial statement was available to be issued, and has determined that there are no material events that would require disclosure in the Company's financial statement.